Exhibit 2.1

Presentation of Settlement Agreement and Request for its Approval.

Honorable Antitrust Court

Enrique Vergara Vial, attorney, National Economic Prosecutor on behalf of the petitioner, and Enrique Ostalé Cambiaso, on behalf of Distribución y Servicio D&S S.A., assisted by legal representatives Gonzalo Smith Ferrer and Nicole Nehme Zalaquett, in proceedings entitled “Petition of the FNE versus D&S S.A. and Cencosud S.A.”, Case No. 101-06, respectfully inform the Honorable Court:

Under the provisions of Article 22 of Decree Law No. 211, we appear to present the following settlement agreement, and we request the Honorable Court’s approval. The settlement contains the following terms:

I. General Considerations

The National Economic Prosecutor (“FNE”) and Distribución y Servicio D&S S.A. (“D&S”), jointly, the “Parties,” have considered the following:

I.1. That, notwithstanding the authority of this Honorable Court, it is the FNE’s responsibility to protect the general public interest on economic matters within the framework of Decree Law No. 211, and the regulations concerning the promotion and defense of competition in general.

I.2. That, within that framework, the concentration of an industry, or significant market share belonging to a single company can jeopardize competition, which the FNE is responsible for protecting.

I.3. This settlement agreement does not involve either the attribution or acknowledgment of illegal anticompetitive behavior on the part of D&S, but rather the Parties’ interest in avoiding risks to competition with respect to the relationship between D&S and its Suppliers, reconciling that with: i) the fact that the supermarket industry and D&S are not subject to special regulation and ii) D&S’s freedom to conduct its business activities and obtain legitimate profits.

I.4. That, in the opinion of the Parties, the above goal can be achieved by subjecting D&S’s relationship with its Suppliers to pre-determined transparent, general and objective terms and conditions, notwithstanding any special rules for Small Suppliers and specific terms that are agreed to with Suppliers within a general framework, which are guaranteed in all cases.

I.5. That the Parties, finding each one of the provisions in this settlement agreement to be justified, individually and collectively, have jointly consented to this settlement agreement.

I.6. That for purposes of this settlement agreement, the following terms will have the definitions set forth below:

a)	Supplier: Any natural or legal person that provides goods or merchandise to D&S Supermarkets for subsequent sale to the public.

b)
Small Supplier: Any Supplier that, based on the sale of merchandise to D&S Supermarkets, invoices an annual total amount equal to or less than the equivalent in pesos of sixty thousand (60,000) unidades de fomento, or UF, not including VAT.

A new Supplier will be considered a Small Supplier until the month following the month in which, based on the sale of merchandise to D&S Supermarkets, the invoices of such Small Supplier for the month exceed the equivalent in pesos of five thousand (5,000) UF, not including VAT. Once a new Supplier completes a year as a Supplier, it will be subject to the general rule described above for determining whether it is a Small Supplier.

For purposes of the definition of Small Supplier, the following will be considered a single Supplier: i) a company and its subsidiaries; ii) individual limited liability companies and the respective limited liability owners; and iii) the different legal or natural persons into which a Supplier is divided or divides its sales to D&S, even though it may act commercially or operationally as a single entity that, in and of itself, would not qualify as a Small Supplier.

c)	D&S Supermarkets: The supermarkets belonging to, operated by, managed by, or directly or indirectly controlled by D&S or its affiliates.

D&S agrees to extend all commitments agreed to herein to all D&S Supermarkets.

II. Agreements

Based on the preceding considerations, the FNE and D&S have reached the following agreements:

II.1. Supply Conditions.

Within 90 calendar days following the date on which approval of this settlement agreement is executed, D&S agrees to draft a document establishing the supply conditions, which must be transparent, general and objective, that will govern the relationships it has with its Suppliers (“General Supply Terms and Conditions” or “TCGA”).

The TCGA must be public such that all Suppliers, and companies who wish to be Suppliers in the future, have easy access to them. To this end, D&S must permanently display the TCGA on its website.

In general terms, the TCGA must include the commercial, logistical, operational and financial aspects applicable to the relationship between D&S and its Suppliers and, in particular, those applicable to the transactions and subsequent charges between D&S and its Suppliers. D&S may not stipulate transactions or charges other than those included in the TCGA.

With respect to transactions and charges, the TCGA must include regulations regulating purchase orders, services provided by D&S to its Suppliers, the cost of those services and D&S’s charges to its Suppliers based on the price of the merchandise. Therefore the TCGA may not include, for example, charges to Suppliers such as checkout price equalizing.

D&S must notify the FNE of the content of the TCGA at least 30 calendar days prior to its implementation.

D&S may make changes to the TCGA. The FNE must be notified of changes to the TCGA at least 30 calendar days prior to publication of those changes. Changes to the TCGA must be made public and, as such, D&S must publish them in detail on the company’s website, together with a complete version of the new TCGA, at least 10 calendar days prior to their effective date. Changes made to the TCGA may not be retroactive and will only apply to purchase orders issued by D&S after the effective date of the respective modification.

Specific agreements between D&S and each of its Suppliers concerning supply conditions, transactions and the amount of applicable charges, except for the price of merchandise, which must be determined through purchase orders, must appear in writing in the individual supplementary agreements that form part of the TCGA (“Supplementary Agreements”). Once the parties have signed such an agreement, it will form part of the supply terms and conditions specifically applicable to the relationship with that particular Supplier.

D&S and its Suppliers may not agree to any other transactions or charges besides those established in the TCGA, and D&S may not unilaterally change the Supplementary Agreements. Short-term promotional activities, and the special charges or discounts arising from those activities, must be provided for in the TCGA and in the Supplementary Agreements, which must be agreed to in advance and in writing.

Supplementary Agreements may not have a term shorter than six months. However, charges related to transportation and logistical services provided to Suppliers by D&S may have a minimum term of three months due to the significant fluctuation of the costs involved.

II.2. Information Related to the Items that D&S Charges its Suppliers. Suppliers’ Option to Reflect these Charges as Discounts on their Invoices.

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D&S shall identify separately each item that give rise to charges for which it bills its Suppliers. This detailed information on charges shall be described in the TCGA, and the amounts agreed upon with the Supplier for each of these items will be listed in writing in the Supplementary Agreements.

The aforementioned charges may be reflected, at the Suppliers request, as discounts applied to the merchandise sales invoices that they issue to D&S. In this manner, the items that D&S charges those Suppliers that exercise this option will be payable along with payment of the respective invoices.

The aforementioned option will be expressly acknowledged in the TCGA. D&S agrees to respect such option in the event that a Supplier decides to exercise it, provided the supplier provides D&S with written notification in the standard format set forth in the TCGA. If this option is exercised, it will be set forth in the applicable Supplementary Agreement and will remain in place for a minimum term of one year, automatically renewable for successive one-year periods, unless the Supplier states its intent to return to the regular D&S invoicing system, at least 60 days prior to the date on which either the original period or the grace period currently in effect expires.

The provisions in this Section II.2. are not a priori qualifications regarding the legitimacy or not of the various items for which D&S charges or might charge its respective Suppliers in the future, or the amounts agreed upon by D&S and its Suppliers for such items.

II.3. Payment of Invoices in Thirty Days.

D&S pledges to pay sales invoices for merchandise from Small Suppliers no later than on the first D&S payment date following the end of the 30 calendar-day period as of the date of its receipt.

Pursuant to its payment system, D&S pays each Supplier’s invoices on the same two days each month, which correspond, for said Supplier, to the aforementioned payment dates. In no event may these payment dates delay payment to Small Suppliers for more than 15 calendar days from the expiration of the abovementioned 30 calendar-day period.

D&S shall pay the invoices of other Suppliers within the deadlines jointly agreed to with D&S within the framework of the negotiations that periodically take place between the parties and are set forth in the applicable Supplementary Agreements. The Parties understand that payment terms of invoices may vary among Suppliers due to numerous factors.

II.4. Entry Fees.

D&S permanently agrees to eliminate charges related to exhibiting and offering new products for Small Suppliers (understood herein as those products that have been previously sold in the sales rooms of D&S Supermarkets) or products of new Small Suppliers (i.e. those Small Suppliers that were not previously considered Suppliers, as defined herein). Notwithstanding the above, D&S reserves the right to define who qualifies as a Supplier and to determine which products it will exhibit and offer in the sales rooms of its D&S Supermarkets.

Consequently, the new products that D&S freely decides to include for sale in the sales rooms of D&S Supermarkets, to the extent such products are supplied by Small Suppliers, shall not be subject to new product entry fees.

II.5. Charges for Loss.

D&S agrees to permanently implement and maintain at the disposal of its Suppliers, a process for the biannual review and adjustment of loss charges agreed to with such Suppliers, which will use, in a transparent manner, statistical data regarding losses for the type of products in question for the immediately prior six-month period.

II.6. Prevention and Resolution of Disputes.

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D&S will establish, within a period of 180 calendar days from the time the resolution that approves this agreement is signed or executed, a “Supplier Ombudsman” within the D&S Corporate Comptroller’s office. Such body will not affect the ability of the FNE to conduct its own investigations within the scope of its legal powers. The purpose of the Supplier Ombudsman will be to prevent and resolve, in an impartial and objective manner, in good faith, and in the role of mediator, any controversy or dispute that may arise between the entities or operators of D&S Supermarkets and any one of its Suppliers with respect to the agreements that govern their relationships.

The TCGA will set forth the exact composition and procedures which the Supplier Ombudsman’s Office will use to prevent, mediate and resolve disputes that may arise between D&S and its Suppliers.

Notwithstanding the above, in the event Suppliers do not wish to rely on the Supplier Ombudsman or the solution proposed by such Supplier Ombudsman is not to their satisfaction, Suppliers may bring any disputes arising from their commercial relations with D&S to ordinary judicial authorities and/or antitrust bodies for resolution.

II.7. Corporate Social Responsibility.

D&S will implement corporate social responsibility programs with the objective of creating incentives and promoting access for new Suppliers to the D&S Supermarkets and/or supporting entrepreneurship and innovation. As an example of these actions, D&S will develop competitions in order to create incentives for start-up capital, regional fairs for small- and medium-sized supply companies and development programs for small suppliers designed to assist in the implementation of quality control mechanisms for their products.

II.8. Market Concentration Operations.

D&S will remain subjected to current antitrust laws.

Notwithstanding the above, D&S promises to inform the FNE of any market concentration operation it intends to carry out, with reasonable anticipation, no less than 30 calendar days before such operation goes into effect.

D&S declares that they have not had nor do they actually have an interest in acquiring neither the Supermarket El Pilar located on Maipú Street in the city of Linares nor any other supermarket in the city of Talca. Notwithstanding the foregoing, if D&S develops such interest in the future and should it enter into negotiations with such an objective, D&S will be subject to what is stipulated in the previous paragraphs of this Section II.8.

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This settlement agreement remains subject to the approval of the Honorable Antitrust Court.

The obligations that D&S assumes by virtue of this settlement agreement, with the exception of those that rely on a special time frame in accordance with what has previously been stipulated, must be complied within 60 calendar days from the time that the resolution approving such settlement agreement is signed and executed.

THEREFORE,

We respectfully request the Honorable Court: to take as presented this settlement agreement and grant its approval.

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Presentation of Addendum to Settlement Agreement and Request for its Approval

Honorable Antitrust Court

Enrique Vergara Vial, lawyer, National Economic Prosecutor, for the petitioner, and Enrique Ostalé Cambiaso, a commercial engineer on behalf of Distribucion y Servicio D&S S.A., assisted by legal representatives Gonzalo Smith Ferrer and Nicole Nehme Zalaquett, in the file titled “Petition of the FNE versus D&S S.A. and Cencosud S.A.”, Docket No. 101-06 respectfully inform the Honorable Court.

As the product of an involuntary omission of D&S, the definition contained in clause I.6 letter b) of the settlement agreement enclosed on pages 453 et seq. of the file contains an error which we hereby remedy by this addendum.

In light of the above, the text of clause I.6, letter b) of said settlement agreement is fully replaced by the following, which becomes part of said settlement agreement replacing the clause indicated:

“Small Supplier: Any Supplier which, based on the sale of merchandise to D&S Supermarkets, invoices a total annual amount equal to or less than the equivalent in pesos of sixty thousand (60,000) Unidades de Fomentos, not including VAT.

A new supplier will also be considered Small Supplier until the month following the month in which, based on the sale of merchandise to D&S Supermarkets, the invoices of such Small Supplier for the month exceed the equivalent in pesos of five thousand (5,000) unidades de fomento, not including VAT. Once a new Supplier completes a year as a Supplier, it will be subject to the general rule described above for determining whether it is a Small Supplier

Notwithstanding the above, any Supplier whose total annual sales exceed the equivalent in pesos of one hundred thousand (100,000) unidades de fomento will not be considered Small Supplier.

For a Supplier qualify for the benefits of a Small Suppliers, it must demonstrate to D&S on a prior an annual basis that the exclusion referred to in the previous paragraph does not apply to it.

For purposes of the definition of Small Supplier, the following will be considered a single Supplier: i) a company and its subsidiaries; ii) individual limited liability companies and the respective limited liability owners; and iii) the different legal or natural persons into which a Supplier is divided or divides its sales to D&S, even though it may act commercially or operationally as a single entity that, in and of itself, would not qualify as a Small Supplier.

In all other aspects, the text of the settlement agreement on pages 453 et seq. of the file remains fully valid.

CONSEQUENTLY,

We respectfully request the Honorable Court: to take note of the presentation of this addendum to the settlement agreement on pages 453 et seq. and grant its approval to the settlement agreement according to the final text agreed upon by the parties.

REPUBLIC OF CHILE
ANTITRUST COURT

Santiago, January 17, 2007

AFTER EXAMINING:

1. On page 450, dated November 15, 2006, the parties were called to a settlement hearing.

2. On page 453, dated December 15, 2006, a settlement was reached between Distribucion y Servicio D&S S.A., hereinafter D&S, and the National Economic Prosecutor, hereinafter FNE, which was amended through a presentation on page 462, dated December 29, 2006, hereinafter the “settlement agreement”.

3. A copy of the petition for approval of the aforementioned settlement agreement was served on Cencosud S.A., and was not contested by said company, with the legal term for such opposition having lapsed.

WHEREAS:

One: Pursuant to the pertinent part in paragraph one, article 22, Decree Law No. 211, "Once a settlement is agreed upon, the Court will give its approval provided it does not violate free competition." Consequently, as the settlement agreement in the case at hand is the product of the settlement meeting carried out by the Court, it will be analyzed whether or not it is contrary to antitrust rules. For this purpose, the guidelines established in order No. 9 of this Court referring to the sub lite market will be used as reference;

Two:  In order No. 9, this Court indicated that the wholesaler suppliers market to supermarkets was characterized by a high degree of concentration on the demand side and the existence of perceptible barriers to entry. This caused a high dependence of suppliers on their relationships with the major supermarket chains, translating to an obvious purchasing power by these chains, which facilitated behavior contrary to free competition by the latter with their suppliers, especially smaller scale suppliers.

This order also considered that if the supermarkets employed nondiscriminatory pricing policies and purchase conditions for suppliers which applied equally to suppliers with varying degrees of negotiating power, the possibility for anti-competitive practices would tend to be reduced.

This being the case, the Lider and Jumbo supermarket chains were ordered to establish in an objective and nondiscriminatory manner the conditions under which they would make their purchases from suppliers, informing each of them of said conditions before making purchases;

Three:  The settlement agreement presented by D&S and FNE is a step forward in this direction as it is designed, according to its terms, to prevent the risks to competition that exist between D&S and its suppliers, by D&S’s establishment of transparent, general and objective contractual conditions which would increase the level of certainty regarding the purchase and collection conditions it applies to all its suppliers.

The settlement agreement indicates that these general contracting conditions, which D&S will apply to all supermarkets owned, administered or controlled by it, directly or indirectly, will be set forth in a public document named General Supply Terms and Conditions (TCGA), which will be prepared within the term of 90 calendar days from the date this decision becomes final. It also indicates that it will not be possible to stipulate other transactions and collections except those listed in the TCGA and that any modifications D&S wishes to introduce to the TCGA in the future must be published on its website and reported to FNE prior to their enactment.

Recognizing that differences that may objectively exist between the numerous suppliers and products of the supermarkets, the settlement agreement contemplates the signing of Private Supplementary Agreements (APCs) which will determine the particular supply conditions between D&S and each supplier within the general framework and principles established by the TCGA. The APC constitutes a step forward in the goals established by order No. 9 of this Court, as they reduce the uncertainty of the suppliers concerning specific contractual conditions, since such conditions are set forth in written agreements which may not be modified unilaterally;

Four: In light of the above, and since this Court considers that the TCGA and the APC cannot arbitrarily discriminate between suppliers in a manner that is contrary to free competition, the settlement agreement presented shall be approved. The above is without prejudice to D&S’s right to establish better conditions for smaller suppliers that tend to foster competition;

Five: In all events, and given that the main discrimination variables may be contained in the APC and that the settlement agreement does not contemplate a specific obligation of D&S to report them to FNE, this Court will instruct the National Economic Prosecutor to supervise, by the powers vested in him under article 39 of Decree Law No. 211, the specific contractual conditions contained in the APCs, in order to prevent said risk and to ensure that the purchase and collection conditions given by D&S to its suppliers be determined based on objective criteria.

Along the same lines, since this Court considers that it would be beneficial to have an effective mechanism to publicize the cases presented and decisions adopted by the office of the Supplier Ombudsman to be created by D&S, the Parties to the settlement agreement will be instructed to adopt such measures.

Six: It must be expressly established that the provisions of this settlement agreement may not be enforced against interested third parties which were not party to this case and whose opinion could not be examined by this Court in litigation such as that at hand. In addition, to the extent that the TCGA will correspond to unilateral declarations by D&S whose content, as with the APC, will not be reviewed by this Court, reservation will be explicitly made of the right of the private citizens and the FNE to object both to the content of the TCGA and that of the APC, if they do not comply with the antitrust rules.

Seven: In light of the fact that the respondents in this case both participate in a highly concentrated market, which is also key for the marketing of a broad and growing spectrum of goods and services, this Court considers it advisable from the viewpoint of free competition for them, as material participants in said market, to use the power to report the concentration of operations in which they participate. However, the mechanism providing for prior notice to the FNE will be approved, considering that it does not change in any way the market power of D&S according to the procedure established in Article 31, Decree Law No. 211.

Eight: Indeed, and in spite of the fact that the public hearing procedure requested in the case by the FNE presents certain advantages as to transparency and authorizes more suitable control mechanisms than those implied in the mere obligation to report to the FNE the concentration operations in this market, this Court will approve the settlement agreement in said aspect, given that the mechanism proposed will not prevent the FNE or third parties from filing suit with this Court if the operations violate or place competition at risk, and also understanding that, by signing this settlement agreement, D&S will show its intent to comply with antitrust rules and its responsibility in the enforcement, as a material participant in the market.

Nine: Without prejudice to the above, an in order to guarantee the publication of the decisions of D&S that may imply a higher market concentration, this Court will instruct the National Economic Prosecutor to report to the public by notice in the web page of FNE, when D&S, pursuant to the settlement reached, communicates to it the concentration operations it intends to carry out;

AND REMEMBERING the provisions of article 2; 18 No. 1); 22, paragraph one; and 29 of Decree Law No. 211,

WE RESOLVE

1.	To approve the settlement agreement presented by D&S and the National Economic Prosecutor, written on page 453 and amended on page 462;

2.	To instruct the National Economic Prosecutor in the performance of its functions, to supervise the specific contractual conditions contained in the APCs.

3.
To instruct the National Economic Prosecutor to report to the public by notice in the its web page, when D&S, pursuant to the agreed settlement agreement, communicates to it the concentration operations it intends to carry out; and

4.	To recommend to D&S and FNE to adopt an effective mechanism for publicizing the cases presented and decisions adopted by the Supplier Ombudsman to be established by D&S.

Notice taken that Judge Depolo, in spite of concurring with the decision, is of the opinion that the obligation imposed on D&S to notify the FNE of any concentration operation to be conducted by it in the future must be replaced by the obligation of reporting said circumstance directly to the Antitrust Court, under the following arguments:

One. Pursuant to articles 1, 2, 3 and 18 of DL 211, the rights to know, judge and enforce judgments in antitrust matters are expressly given to this Court, one of such functions being to hear non-litigation matters presented by those intending to carry out or execute certain facts, acts or contracts, for which it may establish the conditions to be met therein, with the understanding that such acts or contracts may include a concentration operation between competing companies.

Two. The mechanism established by the law to activate the jurisdiction of the Court concerning such operations is generally the non-litigation procedure referred to Article 31 of DL 211, expanded by Decision No. 5 of this Court.

Three.  However, in the case at hand, given that the respondents chose not to report to this Court the fact that they took control of competing companies, and also given that DL 211 does not give the National Economic Prosecutor the right to report in non-litigation matters concentration operations still not carried out or completed, the latter was forced in this case to request, in litigation proceedings, the adoption of a series of measures designed to avoid the existence in the market of Chilean supermarkets of concentration conditions that would allow for the commission of abuses or acts of collusion by dominating companies, which in this case include D&S and Cencosud;

Four. The request of the National Economic Prosecutor in the pertinent part to this Court is to instruct the respondents to previously report to the Court, pursuant to article 31 of Decree Law No. 211, “in general, any concentration operation of the supermarket industry in their favor, whether the operation is carried out by D&S or Cencosud or persons related to them pursuant to article 100, Law No. 18.045 on the Security Market” (third petition of the request);

Five. Consequently, the terms of any dispute in this case, given the circumstances presented by the FNE and totally or partially contested by the respondents, and given the power of the Court to establish the extent thereof according to discussion and as the Trier of Fact, are limited only to determining whether or not D&S and Cencosud have a mandatory obligation to report to the Court any concentration operation they intend to carry out or execute, so that this Court must only resolve in its final judgment whether or not it is appropriate to impose such obligation on the respondents.

Six. It must be noted that Cencosud declared its will to comply with the obligation to report to this Court, while in its reply it indicates that “this party will not object [the third petition of the FNE], provided Cencosud S.A. would also have to report to this Court its possible future significant acquisitions or takeover operations of supermarkets" (page 415);

Seven.  In this context, the procedural alternative of the settlement agreement reached by the FNE and D&S must be analyzed in accordance with the meaning, text and spirit of DL 211. Thus, it is important to stress, concerning the settlement agreement in general, that it constitutes the jurisdictional equivalent of a final judgment, since it constitutes a manifestation of the will of the parties, which puts an end to ongoing litigation, and through which they waive or partially modify their procedural claims, replacing the decision of the court;

Eight.  However, in matters of public policy, such as the issues discussed before this Antitrust Court, the powers of disposition of the parties in a civil or commercial settlement agreement are necessarily limited, both by the nature of the acts covered by the settlement agreement and by the juridical scope of the rule in whose context the settlement agreement is executed.

Nine.  In addition, this is permitted by express legislative mandate, which gave this Court the sovereign power to approve or reject settlements “so long as they do not violate free competition,” a power which must be interpreted in the context of the other powers of the Court, including the power to impose “the corrective or prohibitive measures that may be ordered in each case for said facts, acts, or agreements” (article 3, paragraph 1, of DL 211);

Ten.  Consequently, this Court cannot approve in this particular case a settlement agreement whose content is materially different than that which it could have decided upon as the Court in its final judgment, that is, by either imposing the obligation to report to this Court or by releasing the parties of said obligation;

Eleven. In light of the above, the proposal to mandate that D&S communicate with the FNE, and not to the Court, any intention to carry out or execute concentration operations in the market does not constitute a jurisdictional equivalent that can be approved;

Twelve. In line with the above, it would also be inappropriate for an effective antitrust system to approve a settlement agreement that would actually generate a discriminatory reporting system, since one of the parties, D&S, would be obligated to report its future concentration operations to the FNE, while, should it finally be resolved in this way, the other respondent in the case, Cencosud, should report to the Court;

Thirteen. In addition, DL 211 does not give the FNE the power to receive reports of such operations or to pronounce with jurisdictional character regarding their possible illegality or to impose on them criteria or guidelines different than those which the Antitrust Court, by the powers vested in it, expressly orders to be applied or supervised, so that a measure such as that proposed in the settlement agreement would exceed both the realm of competence and the supervisory and non-jurisdictional nature given by law to the FNE;

Fourteen.   Additionally, it must be remembered that the mere notification of a concentration operation to the FNE constitutes an inefficient mechanism, both for the market and for the antitrust system. The above is so, unlike what happens in the non-litigation procedure established in article 31, in which all participants in the market and any person interested therein may express their opinion, whether it is favorable or contrary, concerning said operation, in an orderly and transparent proceeding, in this case the decision to report the operation to the Court would essentially be in the hands of the FNE, or of the interested third parties, which have the incentive of suing after they learn about such operations through the FNE web page; all of whom, in turn, may only file a litigation proceeding with this Court, in which it is necessary to produce the evidence required under DL 211 in order to try to convince the Court that the operation in question, should it materialize, qualifies as the type of conduct that, pursuant to article 3, paragraph 1, of DL 211, is designed to prevent, restrict or impair free competition; this procedural mechanism is not the ideal process to analyze and evaluate future facts;

Fifteen. Lastly, the obligation to report to the FNE, imposed by the vote of the majority, may end up damaging the respondents in the case, as it will have to be added to the terms typically required for a request or petition since the terms typical for a request or petition will be extended by the time taken by the FNE to hear and investigate the concentration operation communicated to it. If, as required by the vote of the majority, it is necessary to adopt publicity measures that provide notice to third parties of the existence of said operation in order to allow them to file an action against it, and if, in the same sense, the possibility is reserved for the parties to report directly to this Court, then, the duty to previously report the operation to the FNE constitutes a procedural redundancy not contemplated in DL 211, which may easily be repaired by imposing on the respondents the obligation to mandatorily report such operations to this Court, in the terms requested in the petition of the request in the case.

To be served in person or by notice.

Docket C No. 101-06.

[Signatures]

Pronounced by Judges Eduardo Jara Miranda, President, Andrea Butelmann Peisajoff, Radoslav Depolo Razmillic, Tomas Menchaca Olivares, Julio Peña Torres. Authorized by Javier Velozo Alcaide, Court Clerk / Attorney.